NOTE 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations
First Bankers' Banc Securities, Inc. (the "Company") is primarily engaged in the business of buying and selling fixed income securities for financial institutions located in the Midwestern United States of America. The Company is subject to competition from other broker-dealers. The Company is registered with the Securities and Exchange Commission, is a member of FINRA, and operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934.

The Company is a wholly-owned subsidiary of Bankers' Banc Investment Services, LLC (the "Parent").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables
Receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. The Company's policy is to not accrue interest on accounts receivable. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client. The Company does not maintain an allowance for uncollectible receivables as management believes that the amount required for such an allowance would not be material to the financial statements.

Concentration of Risk
Throughout the year the Company clears trades for a local broker. This is a normal and recurring activity that is reconciled monthly. At year end, approximately 23.8% of the Company's accounts receivable balance was from this broker.

Goodwill
Goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment.

During 2018 an internal qualitative evaluation was performed and management determined that a possible impairment existed by evaluating the fair value of the reporting unit to its carrying value. The impairment is primarily the result of projected future growth estimated by management.

NOTE 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Goodwill (Continued)

An independent accounting firm was then engaged to determine any impairment in accordance with Accounting Standards Codification Topic 350 – Intangibles-Goodwill and Others. This independent valuation was performed using the Income Approach – Discounted Future Cash Flows Method. Based on the results of this independent valuation, it was determined that a non-cash impairment loss existed totaling $830,768. This loss was recorded in the Statement of Income in the month of December 2018. The carrying amount of Goodwill, and the cumulative impairment losses as of and for the year ended December 31, 2018 are as follows:

Goodwill	$	6,630,768
Cumulative Impairment Losses		830,768
Goodwill, December 31, 2018	$	5,800,000

Cumulative Impairment Losses, January 1, 2018	$	-
Impairment Loss in 2018		830,768
Cumulative Impairment Losses, December 31, 2018	$	830,768

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at fair value, and securities not readily marketable are valued at fair value as determined by management. Securities owned by the Company are considered to be trading securities due to the nature of the Company's business. Any gain or loss is recorded as Principal Transactions on the Statement of Income.

Fair Value Measurements

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

The Company has also applied the above measurement principles for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis.

Revenue Recognition

Revenue from contracts with customers generally includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms, either written or verbal. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Effective January 1, 2018 the Company adopted FASB Update No. 2014-09, Revenue From Contracts With Customers (Topic 606) (ASU 2014-09), which provides a single comprehensive revenue recognition model for all contracts with customers, improves comparability and removes inconsistencies in revenue recognition practices. This adoption of the updated guidance did not result in any changes to prior revenue recognition practices.

Fixed Assets

Fixed assets are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets, which range from five to fifteen years for building improvements, from one to ten years for furniture and fixtures, and from one to five years for computer equipment and software.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company is included in the consolidated federal and state income tax returns of Midwest Independent Bancshares, Inc. ("MIB") with Bankers' Bank Investment Services, LLC being majority owned by MIB. It is not subject to federal or state income tax examinations for taxable years prior to 2015. Federal and state income taxes are calculated as if the Company filed on a separate basis.

The Company follows the provision of the accounting standards for uncertainty in income taxes. These rules establish a standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on an audit based on the technical merit of the position. The Company has no material tax positions at December 31, 2018 for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for interest on penalties at December 31, 2018.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2019, the date the financial statements were issued.

New Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, "Leases". From the lessee's perspective, the new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement for a lessee. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company assessed this guidance and collected relevant terms for each of its lease agreements, and is in process of quantifying the impact on the Company's financial position, results of operations and cash flows.

In January 2017, the FASB issued ASU No. 2017-04, "Intangibles – Goodwill and Other (Topic 350)". The amendments in this Update modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Because these amendments

New Accounting Pronouncements (Continued)

eliminate Step 2 from the goodwill impairment test, they should reduce the cost and complexity of evaluating goodwill for impairment. The Company assessed this guidance and incorporated into the 2018 goodwill impairment test.

NOTE 2   DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with a national broker-dealer to clear customer transactions on a fully disclosed basis. This agreement requires a $100,000 deposit which is maintained in cash with the broker-dealer.

NOTE 3   SECURITIES OWNED, AT FAIR VALUE

Marketable securities owned consist primarily of state and political subdivisions debt instruments carried at fair value, as follows on December 31, 2018:

	Owned
State and Political Subdivisions Debt Instruments	$ 15,760,150
Mortgage-Backed Securities	458,951
Certificates of Deposit	4,453,377
Corporate Bonds	100,860
	$ 20,773,338

NOTE 4   FIXED ASSETS

Fixed assets consist of the following at December 31, 2018:

Building Improvements	$ 91,280
Furniture and Fixtures	5,969
Computer Equipment and Software	63,425
Fixed Assets, at Cost	160,674
Less - Accumulated Depreciation	(146,200)
Fixed Assets, Net	$ 14,474

NOTE 5   PAYABLE TO CLEARING ORGANIZATION

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents short-term borrowings at fluctuating rates, principally 50 basis points over the clearing broker's cost of funds rate at December 31, 2018 and is collateralized by securities owned by the Company. Amount payable to the clearing organization at December 31, 2018 was $11,569,000.

NOTE 6   INCOME TAXES

The deferred tax liability in the accompanying balance sheet is predominately related to the book to tax differences in prepaid expenses and depreciation.

The components of the deferred tax liability at December 31, 2018 are as follows:

Componets of Deferred Taxes:		
Fixed Assets	$	10,279
Prepaid Expenses		(29,138)
Net Deferred Tax Liability	$	(18,859)

NOTE 7   EMPLOYEE BENEFITS

The Company has a qualified, contributory profit sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine.

NOTE 8   NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3% ($404,356 at December 31, 2018) of aggregate indebtedness. As of December 31, 2018, the Company had net capital, as defined, of $2,639,762, which exceeded the minimum requirements of $404,356. Also, as defined by Rule 15c3-1, the percentage of aggregate indebtedness to net capital for the Company may not exceed 1500 percent. As of December 31, 2018, the percentage of aggregate indebtedness to net capital for the Company was 229.77 percent.

NOTE 9   RELATED PARTY TRANSACTIONS

Midwest Independent Bancshares, Inc. and wholly owned subsidiaries ("MIB Inc.") is the majority shareholder of the Parent and has a formal operating and services agreement whereby the parties share employees. The cost reimbursed to MIB Inc. under this agreement is calculated based on actual employee specific costs for those employees of MIB Inc. that perform services for the Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Company and/or specific costs paid for by MIB Inc. for the sole use by the Company. The Company reimburses MIB Inc. for these expenses on a quarterly basis, and total reimbursements for 2018 were $241,320.

NOTE 9   RELATED PARTY TRANSACTIONS (CONTINUED)

On February 1, 2018 a revolving line of credit agreement was established between Midwest Independent Bancshares, Inc. and the Company for $3,000,000 with a maturity date of August 1, 2019. This agreement was modified and the revolving line of credit increased to $5,000,000 on December 28, 2018, with all other terms of the original note remaining in full force and effect.   Interest is calculated at 0.25% over the daily target range for the Federal Funds Rate as set by the Federal Reserve Open Market Committee. The interest rate on this loan may change daily and will change the same day the index changes. Interest is payable monthly by the 25th calendar day of each month. Any principal balance at maturity is due in full on August 1, 2019. On December 31, 2018 the loan amount outstanding was $5,000,000.

NOTE 10   OFF-BALANCE SHEET AND CREDIT RISK

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2018 is not expected to have a material adverse effect on the financial statements of the Company.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of the counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair counterparty's ability to satisfy its obligations to the Company.

NOTE 11   FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. For additional information on how the Company measures fair value refer to Note 1 – Summary of Significant Accounting Policies to the Financial Statements. The following table presents the balances, by category, of the financial assets measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets:				
State and Political Subdivisions				
Debt Instruments	$ -	$ 15,760,150	$ -	$ 15,760,150
Mortgage-Backed Securities	-	458,951	-	458,951
Certificates of Deposit	-	4,453,377	-	4,453,377
Corporate Bonds	-	100,860	-	100,860
	$ -	$ 20,773,338	$ -	$ 20,773,338

NOTE 12   OPERATING LEASES

The Company has entered into operating leases for office space in St. Louis, Missouri through October 2022, Overland Park, Kansas through December 2020, and Lincoln, Nebraska through December 2019.   As of December 31, 2018, the future minimum rental payments under these leases are as follows:

2019	$ 203,129
2020	190,384
2021	128,869
2022	107,391
Total	$ 629,773